Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2025 Results

Revenue of $1.13 Billion, down 9.4% YoY as Reported and up 4.0% YoY in Pro Forma(1) Constant Currency(2)

12-Month Backlog of $4.17 Billion, up 3.5% YoY on a Pro Forma(1) Basis

Expects Fiscal 2025 Revenue Outlook of (10.9)%-(9.1)% YoY as Reported

Reiterates Midpoint of Fiscal 2025 Revenue Growth Outlook in Pro Forma(1) Constant Currency(2)

Reiterates Fiscal 2025 Target for Double-Digit Total Shareholder Returns(3)

$1 Billion Share Repurchase Program Authorized

Second Quarter Fiscal 2025 Highlights

(All comparisons are against the prior year)

•

Revenue of $1,128 million, down 9.4% as reported due to the phase out of certain business activities, and up 4.0% in pro forma(1) constant currency(2); revenue was above the midpoint of the $1,105-$1,145 million guidance range, despite a negative impact from foreign currency movements of approximately $2 million compared to our guidance assumptions

•	Record managed services revenue of $747 million, equivalent to approximately 66% of total revenue and up 3.7% as compared to last year’s second quarter

•	GAAP diluted EPS of $1.45, above the guidance range of $1.30-$1.38, primarily due to a lower than anticipated GAAP effective tax rate

•	Non-GAAP diluted EPS of $1.78 above the guidance range of $1.67-$1.73, primarily due to a lower than anticipated non-GAAP effective tax rate

•

GAAP operating income of $198 million; GAAP operating margin of 17.5%, up 500 basis points as compared to last year’s second fiscal quarter, reflecting the phase out of certain non-core business activities, restructuring charges recorded in last year’s second quarter, and a continued focus on operational excellence; GAAP operating margin was down 40 basis points sequentially

(1)

For comparison purposes, pro forma adjusts second quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

(2)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(3)	Expected total shareholder return assumes midpoint of fiscal year 2025 non-GAAP EPS growth outlook, plus dividend yield
(4)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•

Non-GAAP operating income of $240 million; non-GAAP operating margin of 21.3%, up 290 basis points as compared to last year’s second fiscal quarter, reflecting the phase out of certain non-core business activities and a continued focus on operational excellence, and up 10 basis points sequentially

•

Free cash flow of $156 million, comprised of cash flow from operations of $172 million, less $16 million in net capital expenditures(4), including $25 million of restructuring payments; reiterates full year fiscal 2025 free cash outlook of $710 million to $730 million, excluding restructuring payments

•	Repurchased $135 million of ordinary shares during the second fiscal quarter

•

Twelve-month backlog of $4.17 billion, up approximately $30 million sequentially; adjusting for the phase out of certain business activities, twelve-month backlog was up 3.5%(1) as compared to last year’s second fiscal quarter

JERSEY CITY, NJ – May 7, 2025 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended March 31, 2025.

“Q2 was a good quarter for Amdocs as we executed our strategy to deliver the cloud, digital, and AI-based solutions our customers need to ensure amazing experiences and seamless connectivity for billions of people each day. Revenue of $1.13 billion was up 4% from a year ago in pro forma(1) constant currency(2), and deal conversion was strong, led by continued sales momentum in cloud. Amdocs has won a deal to facilitate the migration of both Amdocs and non-Amdocs applications to Microsoft Azure for a Tier-1 European service provider, and we were also selected for the next phase of PLDT’s cloud modernization journey in Philippines. Consumer Cellular, a new US client for Amdocs, has chosen our SaaS-based connectX solution to expedite the launch of new digital brands. We also extended our collaboration with NVIDIA and other GenAI partners to further evolve Amdocs’ amAIz platform and to support the data and GenAI requirements of our customers,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Amdocs achieved many project milestones this quarter, including successful production go-lives for NTT InfraNet in Japan, PLDT in Philippines, and A1 Bulgaria. Profitability improved sequentially, enabled by ongoing adoption of automation, AI, and other sophisticated tools, and free cash flow generation was strong, supported by healthy customer cash collections during the quarter. Q2 was also a record for managed services revenue, which is roughly 66% of total revenue. During the quarter, Amdocs expanded managed services activities with several customers under new multi-year agreements, maintaining the high renewal rates that support the company’s business visibility and recurring revenue base over time,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “The level of global macroeconomic uncertainty has clearly risen in recent months, but we believe Amdocs is relatively well positioned to navigate the present environment due to our unique business model. We currently see a rich and encouraging deal pipeline which we are actively working to convert by utilizing our technology, project delivery and operations expertise. That said, we are closely monitoring for indirect impacts of macro conditions on our customers’ spending behavior. Overall, we are today reiterating the midpoint of our fiscal 2025 pro forma(1) revenue growth outlook in constant currency(2), which includes another year of double-digit growth in cloud. We are also reiterating our target of delivering double-digit expected total shareholder returns(3) for the fifth consecutive year, supported by significantly improved profitability and robust earnings to cash conversion.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended
	March 31, 2025
	Actual	Guidance
Revenue	$1,128	$1,105 - $1,145
Revenue Growth, as reported	(9.4)%
Revenue Growth, Pro-forma (1) constant currency (2)	4.0%

•

Revenue for the second fiscal quarter of 2025 was above the midpoint of Amdocs’ guidance, despite a negative impact from foreign currency movements of approximately $2 million relative to our guidance assumptions

•

Revenue for the second fiscal quarter includes a negative impact from foreign currency movements of approximately $11 million relative to the second quarter of fiscal 2024 and a negative impact from foreign currency movements of approximately $5 million relative to the first quarter of fiscal 2025

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended
	March 31,
	2025	2024
GAAP Measures
Net Income	$164,001	$119,425
Net Income attributable to Amdocs Limited	$163,243	$118,502
Diluted earnings per share	$1.45	$1.01
Non-GAAP Measures
Non-GAAP Net Income	$201,017	$183,620
Non-GAAP Net Income attributable to Amdocs Limited	$200,259	$182,697
Non-GAAP Diluted earnings per share	$1.78	$1.56

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

Quarterly Cash Dividend Program: On May 7, 2025, the Board approved the Company’s next quarterly cash dividend payment of $0.527 per share, and set June 30, 2025 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 25, 2025

•

Share Repurchase Activity: Repurchased $135 million of ordinary shares during the second quarter of fiscal 2025. On May 7, 2025, the Board approved a new share repurchase plan authorizing the repurchase of up to $1 billion of ordinary shares at the Company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of March 31, 2025, provided for up to $258 million of remaining repurchase authorization. Between the two authorizations, the Company has up to $1.26 billion of remaining repurchase authority

Twelve-month Backlog

Twelve-month backlog was $4.17 billion at the end of the second quarter of fiscal 2025. On a pro forma(1) basis, adjusting the comparable period for the phase out of certain business activities, twelve-month backlog was up approximately 3.5% as compared to last year’s second fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Third Quarter Fiscal 2025 Outlook

In millions, except per share data
Q3 - 2025
Revenue	$1,110-$1,150
GAAP Diluted earnings per share	$1.30-$1.38
Non-GAAP Diluted earnings per share	$1.68-$1.74

•	Third quarter revenue guidance assumes a positive $4 million sequential impact from foreign currency fluctuations as compared to the second quarter of fiscal 2025

•

Third quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.21-$0.23 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.13 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

Full Year Fiscal 2025 Outlook

FY 2025 - Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	(10.9)%-(9.1)%	(11.6)%-(8.4)%
Revenue Growth, Pro-forma (1) constant currency (2)	1.7%-3.7%	1%-4.5%
GAAP Diluted earnings per share	28.0%-35.0%	27.0%-34.0%
Non-GAAP Diluted earnings per share	6.5%-10.5%	6.5%-10.5%

FY 2025, in millions
	Current guidance	Previous guidance
Free Cash Flow (4)	$710-$730	$710-$730

•

Revenue growth on a pro forma(1), constant currency(2) basis adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of several low-margin, non-core business activities, including certain low-margin software and hardware partner activities, Vubiquity’s transactional video on demand business and non-core subscription services; these activities substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

•

Full year fiscal 2025 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of approximately 0.5% year-over-year, as compared with a negative impact of approximately 0.6% year-over-year previously, and includes some inorganic contribution

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.84-$0.88 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.47 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	The impact of the acquisitions on Amdocs’ non-GAAP diluted earnings per share is expected to be immaterial in the full fiscal year 2025

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 21.1% to 21.7% for the full year fiscal 2025

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization on purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 15% to 17% for the full year fiscal 2025

•	Free cash flow(4) is comprised of cash flow from operations, less net capital expenditures, and excludes payments related to restructuring charges

The forward-looking statements regarding our third fiscal quarter 2025 and full year fiscal 2025 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors), global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Appointment of Board Member

Amdocs is pleased to announce the appointment of Véronique Morali to the Company’s board of directors, effective May 5, 2025, and subject to re-election at Amdocs’ next annual general meeting on Friday, January 30, 2026. For more information, please visit the Investor Relations section of Amdocs’ website at https://investors.amdocs.com/board-directors.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on May 7, 2025 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2025 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(4), revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $5.00 billion in fiscal 2024.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed on December 17, 2024, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2025(a)	2024	2025(a)	2024
Revenue	$1,128,203	$1,245,849	$2,238,258	$2,491,048
Operating expenses:
Cost of revenue	698,049	801,996	1,380,308	1,614,740
Research and development	81,796	91,154	166,129	180,361
Selling, general and administrative	134,625	147,609	256,712	290,113
Amortization of purchased intangible assets and other	15,998	16,198	31,757	32,608
Restructuring charges	—	33,160	6,783	33,160

	930,468	1,090,117	1,841,689	2,150,982

Operating income	197,735	155,732	396,569	340,066
Interest and other expense, net	(8,465)	(11,650)	(14,874)	(21,428)

Income before income taxes	189,270	144,082	381,695	318,638
Income taxes	25,269	24,657	65,842	50,491

Net income	$164,001	$119,425	$315,853	$268,147

Net income attributable to noncontrolling interests	758	923	1,477	1,680

Net income attributable to Amdocs Limited	$163,243	$118,502	$314,376	$266,467

Basic earnings per share attributable to Amdocs Limited	$1.46	$1.02	$2.80	$2.28

Diluted earnings per share attributable to Amdocs Limited	$1.45	$1.01	$2.78	$2.27

Cash dividends declared per ordinary share	$0.527	$0.479	$1.006	$0.914

Basic weighted average number of shares outstanding	111,961	116,404	112,357	116,623

Diluted weighted average number of shares outstanding	112,514	117,125	112,981	117,331

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2025(a)	2024	2025(a)	2024
Revenue	$1,128,203	$1,245,849	$2,238,258	$2,491,048
Non-GAAP operating income	240,106	229,434	475,504	454,675
Non-GAAP net income	201,017	183,620	389,894	367,453
Non-GAAP net income attributable to Amdocs Limited	200,259	182,697	388,417	365,773
Non-GAAP diluted earnings per share	$1.78	$1.56	$3.44	$3.12
Diluted weighted average number of shares outstanding	112,514	117,125	112,981	117,331

Free Cash Flows

(In thousands)

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
Net Cash Provided by Operating Activities	$172,458	$132,657	$278,013	$315,044
Purchases of property and equipment, net (b)	(15,964)	(19,603)	(43,319)	(63,346)

Free Cash Flow	$156,494	$113,054	$234,694	$251,698

(a)	During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in the prior periods numbers.
(b)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three and six months ended March 31, 2025 and 2024, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended March 31, 2025(a)
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$698,049	$—	$(12,356)	$(360)	$—	$—	$—	$685,333
Research and development	81,796		(2,283)					79,513
Selling, general and administrative	134,625		(11,014)	(360)				123,251
Amortization of purchased intangible assets and other	15,998	(15,998)						—

Total operating expenses	930,468	(15,998)	(25,653)	(720)	—	—	—	888,097

Operating income	197,735	15,998	25,653	720	—	—	—	240,106
Interest and other expense, net	(8,465)					(69)		(8,534)
Income taxes	25,269						5,286	30,555

Net income	164,001	15,998	25,653	720	—	(69)	(5,286)	201,017

Net income attributable to noncontrolling interests	758							758

Net income attributable to Amdocs Limited	$163,243	$15,998	$25,653	$720	$—	$(69)	$(5,286)	$200,259

	Three Months Ended March 31, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$801,996	$—	$(13,248)	$2,001	$—	$—	$—	$790,749
Research and development	91,154		(2,256)					88,898
Selling, general and administrative	147,609		(10,841)					136,768
Amortization of purchased intangible assets and other	16,198	(16,198)						—
Restructuring charges	33,160				(33,160)			—

Total operating expenses	1,090,117	(16,198)	(26,345)	2,001	(33,160)	—	—	1,016,415

Operating income	155,732	16,198	26,345	(2,001)	33,160	—	—	229,434
Interest and other expense, net	(11,650)					4,004		(7,646)
Income taxes	24,657						13,511	38,168

Net income	119,425	16,198	26,345	(2,001)	33,160	4,004	(13,511)	183,620

Net income attributable to noncontrolling interests	923							923

Net income attributable to Amdocs Limited	$118,502	$16,198	$26,345	$(2,001)	$33,160	$4,004	$(13,511)	$182,697

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six Months Ended March 31, 2025(a)
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,380,308	$—	$(25,606)	$(360)	$—	$—	$—	$1,354,342
Research and development	166,129		(4,554)					161,575
Selling, general and administrative	256,712		(22,013)	12,138				246,837
Amortization of purchased intangible assets and other	31,757	(31,757)						—
Restructuring charges	6,783				(6,783)			—

Total operating expenses	1,841,689	(31,757)	(52,173)	11,778	(6,783)		—	1,762,754

Operating income	396,569	31,757	52,173	(11,778)	6,783		—	475,504
Interest and other expense, net	(14,874)					5,979		(8,895)
Income taxes	65,842						10,873	76,715

Net income	315,853	31,757	52,173	(11,778)	6,783	5,979	(10,873)	389,894

Net income attributable to noncontrolling interests	1,477							1,477

Net income attributable to Amdocs Limited	$314,376	$31,757	$52,173	$(11,778)	$6,783	$5,979	$(10,873)	$388,417

	Six Months Ended March 31, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,614,740	$—	$(26,775)	$3,584	$—	$—	$—	$1,591,549
Research and development	180,361		(4,123)					176,238
Selling, general and administrative	290,113		(21,527)					268,586
Amortization of purchased intangible assets and other	32,608	(32,608)						—
Restructuring charges	33,160				(33,160)			—

Total operating expenses	2,150,982	(32,608)	(52,425)	3,584	(33,160)		—	2,036,373

Operating income	340,066	32,608	52,425	(3,584)	33,160		—	454,675
Interest and other expense, net	(21,428)					5,538		(15,890)
Income taxes	50,491						20,841	71,332

Net income	268,147	32,608	52,425	(3,584)	33,160	5,538	(20,841)	367,453

Net income attributable to noncontrolling interests	1,680							1,680

Net income attributable to Amdocs Limited	$266,467	$32,608	$52,425	$(3,584)	$33,160	$5,538	$(20,841)	$365,773

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2025	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$247,390	$346,085
Short-term interest-bearing investments	76,358	168,242
Accounts receivable, net, including unbilled	957,865	1,028,357
Prepaid expenses and other current assets	279,656	228,498

Total current assets	1,561,269	1,771,182
Property and equipment, net	726,701	755,601
Lease assets	148,145	149,254
Goodwill and other intangible assets, net	3,055,754	3,005,637
Other noncurrent assets	712,685	704,468

Total assets	$6,204,554	$6,386,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,162,117	$1,315,679
Lease liabilities	38,804	39,983
Deferred revenue	139,640	115,247

Total current liabilities	1,340,561	1,470,909
Lease liabilities	102,338	103,462
Long-term debt, net of unamortized debt issuance costs	646,593	646,291
Other noncurrent liabilities	612,836	666,303
Total Amdocs Limited Shareholders’ equity	3,460,757	3,456,976
Noncontrolling interests	41,469	42,201

Total equity	3,502,226	3,499,177

Total liabilities and equity	$6,204,554	$6,386,142

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2025	2024
Cash Flow from Operating Activities:
Net income	$315,853	$268,147
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	92,822	97,851
Amortization of debt issuance cost	300	296
Equity-based compensation expense	52,173	52,425
Deferred income taxes	2,296	559
Loss from short-term interest-bearing investments	1,739	4,640
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	33,174	(71,288)
Prepaid expenses and other current assets	(32,526)	19,305
Other noncurrent assets	5,141	(14,493)
Lease assets and liabilities, net	(1,194)	(6,130)
Accounts payable, accrued expenses and accrued personnel	(126,700)	70,073
Deferred revenue	27,846	(48,528)
Income taxes payable, net	(11,082)	(62,228)
Other noncurrent liabilities	(81,829)	4,415

Net cash provided by operating activities	278,013	315,044

Cash Flow from Investing Activities:
Purchase of property and equipment, net (b)	(43,319)	(63,346)
Proceeds from sale of short-term interest-bearing investments	92,955	31,141
Purchase of short-term interest-bearing investments	—	(9,061)
Net cash paid for business acquisitions	(57,169)	(87,129)
Net Cash from equity investments and other	16,741	(391)

Net cash provided (used) in investing activities	9,208	(128,786)

Cash Flow from Financing Activities:
Repurchase of shares	(279,720)	(273,941)
Proceeds from employee stock option exercises	11,422	16,061
Payments of dividends	(107,810)	(101,736)
Distribution to noncontrolling interests	(2,209)	(1,744)
Payment of contingent consideration and deferred payment of business acquisitions	(7,599)	(2,063)

Net cash used in financing activities	(385,916)	(363,423)

Net decrease in cash and cash equivalents	(98,695)	(177,165)
Cash and cash equivalents at beginning of period	346,085	520,080

Cash and cash equivalents at end of period	$247,390	$342,915

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2025(a)	December 31, 2024(a)	September 30, 2024	June 30, 2024	March 31, 2024
North America	$738.3	$737.4	$835.8	$828.8	$823.2
Europe	180.7	155.2	184.1	175.9	184.8
Rest of the World	209.2	217.4	244.0	245.3	237.8

Total Revenue	$1,128.2	$1,110.1	$1,263.9	$1,250.1	$1,245.8

	Three months ended
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Managed Services Revenue	$747.1	$728.9	$721.4	$740.8	$720.3

	as of
	March 31, 2025	December 31, 2024	September 30, 2024(c)	June 30, 2024	March 31, 2024
12-Month Backlog	$4,170	$4,140	$4,060	$4,250	$4,230

(c)	Excluding the phase out of certain business activities in the fourth fiscal quarter of 2024 only.

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